Exhibit 99.3

Vertical Aerospace Ltd

Unaudited Condensed Consolidated Interim Financial Information for the three and six months ended June 30, 2026 and June 30, 2025

Contents

Unaudited Condensed Consolidated Interim Statements of Income and Comprehensive Income for the three and six months periods ended June 30, 2026, and June 30, 2025	2

Unaudited Condensed Consolidated Interim Statements of Financial Position as of June 30, 2026, and December 31, 2025	3

Unaudited Condensed Consolidated Interim Statements of Cash Flows for the six months periods ended June 30, 2026, and June 30, 2025	4

Unaudited Condensed Consolidated Interim Statements of Changes in Equity for the six months periods ended June 30, 2026, and June 30, 2025	5

Notes to the Unaudited Condensed Consolidated Interim Financial Information	6

Vertical Aerospace Ltd

Unaudited Condensed Consolidated Interim Statements of Income and Comprehensive Income

		3 months ended June 30,		6 months ended June 30,
	Note	2026	2025	2026	2025
		£ 000	£ 000	£ 000	£ 000
Research and development expenses	4	(29,737)	(11,574)	(55,318)	(22,791)
Administrative expenses	4	(14,541)	(12,612)	(29,849)	(22,101)
Related party administrative expenses	4	(62)	(57)	(131)	(151)
Other operating income/(expense)	6	2,892	1,197	9,534	(4,895)
Operating loss		(41,448)	(23,046)	(75,764)	(49,938)
Finance income	8	2,226	18,707	1,009	28,773
Finance costs	8	(4,664)	(337)	(10,847)	(402)
Related party finance (costs)/income	8	3,025	(143,209)	106,033	252,937
Net finance (costs)/income	8	587	(124,839)	96,195	281,308
(Loss)/profit before tax		(40,861)	(147,885)	20,431	231,370
Income tax (charge)/credit	7	(1,264)	3,122	(1,746)	19,592
Net (loss)/profit for the period		(42,125)	(144,763)	18,685	250,962
Other comprehensive income:
Items that may be reclassified to profit or loss
Foreign exchange translation (losses)/gains		(1,941)	6,227	4,202	2,151
Total other comprehensive (loss)/income for the period		(1,941)	6,227	4,202	2,151
Total comprehensive (loss)/income for the period		(44,066)	(138,536)	22,887	253,113

		£	£	£	£
Basic (loss)/earnings per share	9	(0.32)	(1.76)	0.16	3.13
Diluted (loss)/earnings per share	9	(0.32)	(1.76)	0.15	(0.02)

Potential ordinary shares have been treated as dilutive where their inclusion in the diluted earnings per share calculation decreases earnings per share.

The accompanying accounting policies and notes form an integral part of this Unaudited Condensed Consolidated Interim Information.

Vertical Aerospace Ltd

Unaudited Condensed Consolidated Interim Statements of Financial Position

		June 30,	December 31,
	Note	2026	2025
		£ 000	£ 000
Non-current assets
Property, plant and equipment		3,258	2,394
Right of use assets		2,738	3,006
Restricted cash		893	—
		6,889	5,400
Current assets
Trade and other receivables	11	43,887	29,465
Restricted cash		331	1,224
Cash and cash equivalents		49,685	69,082
		93,903	99,771
Total assets		100,792	105,171
Equity
Share capital	10	107	79
Other reserves	10	142,873	136,833
Treasury share reserve		(803)	(803)
Share premium		721,302	660,019
Accumulated deficit		(897,862)	(917,573)
Total shareholders’ deficit		(34,383)	(121,445)
Non-current liabilities
Lease liabilities		2,125	2,309
Provisions		715	1,139
		2,840	3,448
Current liabilities
Financial liabilities at fair value through profit and loss	13	93,444	188,813
Lease liabilities		837	896
Trade and other payables	12	38,054	33,459
		132,335	223,168
Total liabilities		135,175	226,616
Total equity and liabilities		100,792	105,171

The accompanying accounting policies and notes form an integral part of this Unaudited Condensed Consolidated Interim Information.

Vertical Aerospace Ltd

Unaudited Condensed Consolidated Interim Statements of Cash Flows

		6 months ended June 30,
	Note	2026	2025
		£ 000	£ 000
Cash flows from operating activities
Net profit for the period		18,685	250,962
Adjustments to cash flows from non-cash items
Depreciation and amortization	4	465	573
Depreciation on right of use assets	4	524	360
Net finance costs/(income)	8	9,838	(28,371)
Related party finance income	8	(106,033)	(252,937)
Share based payment transactions	5, 10	3,343	3,207
Income tax charge/(credit)		1,746	(19,592)
		(71,432)	(45,798)
Working capital adjustments
(Increase)/decrease in trade and other receivables	11	(16,168)	5,776
Increase in trade and other payables	12	4,572	18
Income taxes received		—	13,700
Net cash flows used in operating activities		(83,028)	(26,304)
Cash flows from investing activities
Acquisitions of property, plant and equipment		(1,330)	(203)
Interest received		1,009	1,241
Net cash flows (used in)/generated from investing activities		(321)	1,038
Cash flows from financing activities
Proceeds from issuance of Convertible Senior Secured Notes to related party	13	7,719	—
Proceeds from issuance of Convertible Preferred Shares	13	17,746	—
Proceeds from issuance of Ordinary Shares	10	41,083	34,235
Proceeds from issues of warrants		—	18,032
Proceeds from issues of Ordinary Shares to related party		—	12,986
Proceeds from issues of warrants to related party		—	6,840
Transaction costs on issuance of equity instruments	10	(1,148)	(4,796)
Payments to lease creditors		(648)	(521)
Net cash flows generated from financing activities		64,752	66,776
Net (decrease)/increase in cash and cash equivalents		(18,597)	41,510
Cash and cash equivalents, beginning of the period		69,082	22,556
Effect of foreign exchange rate changes		(800)	(2,082)
Cash and cash equivalents, end of the period		49,685	61,984

The accompanying accounting policies and notes form an integral part of this Unaudited Condensed Consolidated Interim Information.

Vertical Aerospace Ltd

Unaudited Condensed Consolidated Interim Statements of Changes in Equity

		Share	Share	Treasury	Other	Accumulated
	Note	capital	premium	share reserve	reserves	deficit	Total
		£ 000	£ 000	£ 000	£ 000	£ 000	£ 000
At January 1, 2025		55	554,391	(803)	99,299	(1,152,283)	(499,341)
Profit for the period		—	—	—	—	250,962	250,962
Translation differences		—	—	—	2,151	—	2,151
Total comprehensive income		—	—	—	2,151	250,962	253,113
Share based payment transactions	5	—	—	—	2,816	—	2,816
Share issuance	10	9	34,226	—	—	—	34,235
Issuance of warrants	10	—	—	—	18,032	—	18,032
Share issuance to related party	10, 16	3	12,982	—	—	—	12,985
Issuance of warrants to related party	10, 16	—	—	—	6,840	—	6,840
Transaction costs on issuance of equity instruments		—	(3,142)	—	(1,654)	—	(4,796)
Exercise of options		—	11	—	—	—	11
Transfer of reserves		—	—	—	(706)	706	—
At June 30, 2025		67	598,468	(803)	126,778	(900,615)	(176,105)

		Share	Share	Treasury	Other	Accumulated
	Note	capital	premium	share reserve	reserves	deficit	Total
		£ 000	£ 000	£ 000	£ 000	£ 000	£ 000
At January 1, 2026		79	660,019	(803)	136,833	(917,573)	(121,445)
Profit for the period		—	—	—	—	18,685	18,685
Translation differences		—	—	—	4,202	—	4,202
Total comprehensive income		—	—	—	4,202	18,685	22,887
Share based payment transactions	5, 10	—	739	—	2,864	—	3,603
Share issuance	10	28	61,661	—	—	—	61,689
Transaction costs on issuance of equity instruments		—	(1,148)	—	—	—	(1,148)
Exercise of options		—	31	—	—	—	31
Transfer of reserves		—	—	—	(1,026)	1,026	—
At June 30, 2026		107	721,302	(803)	142,873	(897,862)	(34,383)

The accompanying accounting policies and notes form an integral part of this Unaudited Condensed Consolidated Interim Information.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

1General information

Vertical Aerospace Ltd (the “Company”, or the “Group” if together with its subsidiaries) is incorporated under the Companies Law (as amended) of the Cayman Islands. The address of its principal executive office is: Unit 1 Camwal Court, Bristol, United Kingdom. The Group’s main operations are in the United Kingdom and these financial statements are presented in pounds sterling and all values are rounded to the nearest thousand (£ 000) except when otherwise indicated.

These financial statements were authorized for issue by the Company’s Board of Directors, on August 12, 2026.

Principal activities

The principal activity of the Company and its wholly owned subsidiary, Vertical Aerospace Group Ltd (“VAGL”), is the development and commercialization of vertical take-off and landing electrically powered (“eVTOL”), and hybrid-electrically powered, aircraft.

2Material accounting policies

Basis of preparation

This unaudited condensed consolidated interim financial information for the six-month reporting period ended June 30, 2026 has been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS Accounting Standards”), applicable to the preparation of interim financial statements, IAS 34 Interim Financial Reporting.

The interim information does not include all the notes of the type normally included in an annual financial report. Accordingly, this information is to be read in conjunction with the annual report for the year ended December 31, 2025.

The accounting policies adopted are consistent with those of the previous financial year. During the period, the Group issued Series A Convertible Preferred Shares and adopted an accounting policy for this new class of financial instrument. The Series A Convertible Preferred Shares are classified as financial liabilities and are measured at fair value through profit or loss. They are initially recognised at fair value and subsequently remeasured to fair value at each reporting date, with changes in fair value recognised in profit or loss, except to the extent required by IFRS 9 for changes attributable to the Group’s own credit risk. Upon conversion, the carrying amount of the financial liability is derecognised and recognised within equity.

The unaudited condensed consolidated interim financial information has been prepared on a historical cost basis, as modified by the revaluation of certain financial assets and liabilities (including financial liabilities at fair value through profit and loss) which are recognized at fair value through profit and loss.

The functional currency of the Company is US Dollars (‘$’ or ‘USD’) and the functional currency of VAGL is pounds sterling (‘£’ or ‘GBP’). The unaudited condensed consolidated interim financial information is presented in pounds sterling (‘£’ or ‘GBP’), which is the Group’s presentation currency. Items included in the unaudited condensed consolidated interim financial information are measured using the currency of the primary economic environment in which the entity and its subsidiaries operate (“the functional currency”). Cumulative translation adjustments resulting from translating foreign functional currency financial information into GBP are reported within other reserves.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

2Material accounting policies (continued)

Basis of consolidation

Vertical Aerospace Ltd is the parent of the Group and has 100% ownership interest and voting rights of Vertical Aerospace Group Limited, which is its only material subsidiary.

The consolidated financial information incorporate the financial positions and the results of operations of the Group. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The financial statements of the subsidiaries are prepared for the same reporting period as the Company using consistent accounting policies. Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated.

New standards, amendments and interpretations

The Group has adopted all new and amended IFRS Accounting Standards effective for annual periods beginning on January 1, 2026, including amendments to IFRS 9 and IFRS 7, Financial Instruments, amendments issued as part of Annual Improvements to IFRS Accounting Standards - Volume 11, and amendments relating to contracts referencing nature-dependent electricity. The adoption of these standards and amendments did not have a material impact on the Group’s condensed consolidated interim financial information.

A number of new accounting standards and amendments to standards have been issued but are not yet effective for the period ended June 30, 2026, and have not been early adopted by the Group. The Group’s assessment of the impact of these new standards and amendments is ongoing.

IFRS 18, Presentation and Disclosure in Financial Statements, is effective for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted. IFRS 18 will replace IAS 1, Presentation of Financial Statements, and will apply retrospectively. IFRS 18 introduces newly defined ‘operating profit’ and ‘profit or loss before financing and income tax’ subtotals and a requirement for all income and expenses to be allocated between three new distinct categories based on a company’s main business activities: operating, investing and financing. IFRS 18 is not expected to affect the recognition or measurement of assets, liabilities, income or expenses, but is expected to materially affect the presentation and disclosure of the Group’s financial statements.

IFRS 19, Subsidiaries without Public Accountability: Disclosures, is effective for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted. IFRS 19 permits eligible subsidiaries to apply reduced disclosure requirements. The Group is assessing whether IFRS 19 will be relevant to any subsidiary financial statements, but it is not expected to have a material impact on the Group’s consolidated financial statements.

The Group is also assessing the amendments to IAS 21, The Effects of Changes in Foreign Exchange Rates, relating to translation to a hyperinflationary presentation currency, and the amendments to IAS 28, Investments in Associates and Joint Ventures, relating to the fair value option. These amendments are effective from January 1, 2027, and are not currently expected to have a material impact on the Group’s consolidated financial statements.

The Group does not expect any other standards, amendments or interpretations that have been issued but are not yet effective to have a material impact on the Group’s consolidated financial statements.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

2Material accounting policies (continued)

Going Concern

Management has prepared a cash flow forecast for the Group and has considered the ability for the Group to continue as a going concern for the foreseeable future, being at least 12 months after the issuance of this financial information.

The Group is currently in the research and development phase of its journey to commercialize eVTOL and hybrid-electric technology. Consistent with being in the development phase, the Group has invested heavily in research to support the development of its aircraft. The Group is not currently generating revenue and has incurred net losses (other than from fair value movements on financial liabilities at fair value through profit and loss) and net cash outflows from operating activities since inception.

As of June 30, 2026, the Group had £50 million of cash and cash equivalents on hand and a net shareholders’ deficit of £34 million.

On August 11, 2026, the Company closed a registered direct offering which culminated in gross proceeds of $35 million (£26 million), before deducting underwriting discounts and commissions and other offering expenses. On August 10, 2026, coinciding with the pricing date of the above, Yorkville Capital purchased 25,000 Series A Convertible Preferred Shares at a purchase price of $960 per Preferred Share for an aggregate purchase price of $24 million (£18 million).

On August 12, 2026, the Company entered into agreements with Mudrick Capital involving, among other things, amendments to the Convertible Note Purchase Agreement to accelerate the issuance of the remaining $35 million (£26 million) of Additional Notes thereunder.

As at the date of this filing, the Group had approximately £99 million of cash and cash equivalents on hand, which includes the proceeds from the registered direct offering, issuance of Series A Convertible Preferred Shares, and partial settlement of the Additional Notes as mentioned above. Settlement of the remaining Additional Notes is expected to occur on or about August 13, 2026.

The Company’s ability to access the remaining $200 million under the Series A Convertible Preferred Shares Facility is subject to a number of conditions, including requirements to maintain a minimum liquidity level (that is, cash and cash equivalents) of $50 million and to be solvent, as well as limitations on tranche size and minimum periods between drawdowns, which may affect the timing and amount of funding availability. The facilities also include customary structural features typical of arrangements of this nature, including limits on the proportion of the Company’s shares that may be held by counterparties at any one time. The financing package is intended to support the Group’s funding requirements as it progresses towards its strategic milestones, including certification. However, access to these facilities remains subject to the conditions described above, and there can be no assurance that the Group will be able to access such funding in the amounts or at the times assumed in its forecasts, or at all.

To position itself to deliver upon its stated operational objectives, management currently projects that its net cash outflows from operations within the next 12 months after issuance of this financial information to be approximately £110 million.

The forecast reflects management’s prioritisation of expenditure, including a focus on the Group’s near-term certification, manufacturing and testing activities. These include progress towards Critical Design Review and activities to enable the build and test of certification-conforming aircraft. Management has prioritised investment in, and execution of, these near-term activities to support future funding initiatives and strategic options. Accordingly, the forecast does not assume a ramp-up in expenditure to accelerate longer-term activities until after further progress has been made against these milestones. However, in the absence of additional funding or other support, further actions would be required, including the reprioritisation of expenditure and other cost reduction measures.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

2Material accounting policies (continued)

Subject to market conditions, the Group continues to evaluate and pursue a range of potential actions to support its ongoing funding requirements. These may include capital raises, strategic transactions, partnerships, commercial arrangements, or other financing alternatives. Management continues to actively assess these options and their timing. However, there can be no assurance that any such action will be completed, or that additional funding or other support will be available on acceptable terms or within the timeframe necessary to sustain the Company’s ongoing operations in accordance with the business plan.

As part of the going concern assessment, Management has considered and evaluated any potential impact of the complaint filed by Archer Aviation Inc. in the U.S. District Court for the Eastern District of Texas, on February 23, 2026, alleging infringement of Archer Aviation Inc.’s design and utility patents under the U.S. Patent Act (the “Complaint”). The Company believes that the asserted claims in the Complaint are without merit and intends to defend the allegations vigorously.

Because of the restrictions noted above imposed by the financing package executed in April 2026, including limitations on the funding accessible thereunder over the next 12 months, and unless the Company is able to raise additional funds in the intervening period, management projects that its current existing resources and facilities will be sufficient to fund its ongoing operations to the end of the third quarter of 2027.

The Convertible Senior Secured Notes Indenture contains a covenant requiring the Group to maintain a minimum cash balance of at least $10 million (approximately £7.5 million) at all times. Based on management’s current forecasts, this covenant would be breached during the same period in which the Group’s available cash resources would otherwise become substantially depleted, unless additional capital is raised. Such a breach, if not cured, would result in an event of default under the Indenture, including potential acceleration of the Convertible Senior Secured Notes, which the Group would not have sufficient funds to repay.

Absent additional funding, the need to reprioritise expenditure, including those related to the Group’s certification programme, may result in delays to previously communicated timelines and the deferral of certain objectives.

Consistent with being in the development phase of its aircraft, the Group has not yet generated revenue and continues to be dependent on raising additional capital to fund its operations. This dependency indicates that a material uncertainty exists that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) on the Group’s ability to continue as a going concern and therefore the Group may be unable to realize the assets and discharge the liabilities in the normal course of business. The unaudited condensed consolidated interim financial information have been prepared assuming that the Group will continue as a going concern, which contemplates the continuity of operations, realization of assets and the satisfaction of liabilities in the ordinary course of business and do not include any adjustments that would result if the Group were unable to continue as a going concern.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

3Critical accounting judgements and key sources of estimation uncertainty

The preparation of the unaudited condensed consolidated interim financial information in accordance with IFRS Accounting Standards requires management to make judgements, estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of income and expenses during the reporting period.

The Group’s most significant judgements and estimates during the period relate to the accounting for the Convertible Senior Secured Notes and the valuation of the Convertible Preferred Equity.

Convertible Senior Secured Notes

During the period, the Group entered into the Third Supplemental Indenture, which amended the terms of the existing Convertible Senior Secured Notes, including extending their maturity to 2030. Management exercised judgement in assessing whether the amendments represented a substantial modification or an extinguishment of the existing financial liability under IFRS 9.

In reaching its conclusion that the amendments did not result in an extinguishment, management considered the overall refinancing package, including the extension of maturity, amendments to contractual rights and obligations, and the availability of the additional $50 million draw facility.

Convertible Preferred Equity

During the period, the Group entered into a Securities Purchase Agreement under which it issued Series A Convertible Preferred Shares. Management exercised significant judgement in determining the appropriate classification of the Convertible Preferred Shares under IAS 32 and IFRS 9.

The Preferred Shares do not satisfy the IAS 32 fixed-for-fixed criterion because the conversion feature permits settlement through a variable number of the Company’s ordinary shares. Accordingly, the instrument has been classified as a financial liability measured at fair value through profit or loss. Management also concluded that the instrument should be measured as a single financial liability rather than separately accounting for embedded derivative features.

The fair value of the Series A Convertible Preferred Shares is determined using valuation models incorporating both observable and unobservable market inputs. Significant assumptions include the Company’s share price, expected volatility, credit spread, and assumptions relating to conversion, redemption and triggering events. The fair value measurement is classified as a Level 3 measurement within the IFRS 13 fair value hierarchy due to the significant use of unobservable inputs.

The valuation techniques and significant assumptions used in determining the fair value of the Series A Convertible Preferred Shares are disclosed in Note 15.

Except as described above, the significant judgements and key sources of estimation uncertainty applied in preparing this unaudited condensed consolidated interim financial information are consistent with those applied in the Group’s consolidated financial statements for the year ended December 31, 2025.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

4Expenses by nature

Included within administrative expenses, research and development expenses, and related party administrative expenses are the following expenses.

	3 months ended June 30,		6 months ended June 30,
	2026	2025	2026	2025
	£ 000	£ 000	£ 000	£ 000
Research and development staff costs*	12,806	8,336	24,529	15,324
Research and development consultancy	14,129	1,202	24,686	3,134
Research and development components, parts and tooling	2,802	2,036	6,103	4,333
Total research and development expenses	29,737	11,574	55,318	22,791
Administrative staff costs	2,874	3,195	6,169	6,050
Share based payment (credit)/charge	763	2,063	1,650	3,207
Consultancy costs	1,096	1,025	1,835	1,641
Legal and financial advisory costs	2,702	1,063	3,221	1,781
HR advisory and recruitment costs	644	627	858	822
IT hardware and software costs	2,514	1,906	4,924	3,767
Insurance expenses	64	592	126	1,178
Marketing costs	1,492	433	5,694	585
Premises expenses	766	414	1,119	902
Operational travel and logistics costs	764	388	2,263	693
Aviation and aerospace regulatory fees	201	256	622	349
Depreciation expense	229	252	465	466
Amortization expense	—	51	—	107
Depreciation on right of use property assets	258	202	524	360
Other administrative expenses	174	145	379	193
Total administrative costs	14,541	12,612	29,849	22,101
Related party administrative expenses	62	57	131	151
Total administrative and research and development expenses	44,340	24,243	85,298	45,043

*Research and development staff costs include share-based payment expense of £658 thousand for the three months ended June 30, 2026, and £1,693 thousand for the six months ended June 30, 2026.

5Share-based payments

The Group has established two employee option plans. The EMI Scheme (closed to employees during 2021) and the 2021 Incentive Plan (implemented in 2022).

For more information about the option plans, please refer to the Group’s annual financial statements for the year ended December 31, 2025.

The total expense recognised by the company during the period in respect of these plans is shown below:

	June 30, 2026	June 30, 2025
	£ 000	£ 000
2021 Incentive plan	1,710	1,548
Enterprise Management Initiative	5	65
	1,715	1,548

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

5Share-based payments (continued)

Total credit recognized for non-executive director awards, issued under the terms and rules of the 2021 Incentive Plan, for the period ended June 30, 2026, was £807 thousand (June 30, 2025: charge of £1,594 thousand).

The Company also recognized an expense of £1,628 thousand relating to equity-settled transactions with non-employees during the period (note 10).

A summary of options granted under the plans is show below:

	6 months ended		12 months ended
2021 Incentive Plan	June 30, 2026		December 31, 2025
		Average		Average
		exercise price		exercise price
	Number	(£)	Number	(£)
Outstanding, start of period	7,736,819	1.42	1,171,210	0.91
Granted during the period	2,567,620	1.95	7,254,116	1.41
Exercised during the period	(81,628)	—	(546,886)	0.62
Forfeited during the period	(1,624,360)	0.42	(141,621)	—
Outstanding, end of period	8,598,451	1.70	7,736,819	1.42

The number of options which were exercisable at June 30, 2026 was 2,792,941 (December 31, 2025: 1,727,449) with exercise prices ranging from £nil to £8.76 (December 31, 2025: £nil to £8.92). Options exercised during the period related solely to nil-cost options.

	6 months ended		12 months ended
EMI Scheme	June 30, 2026		December 31, 2025
		Average		Average
		exercise price		exercise price
	Number	(£)	Number	(£)
Outstanding, start of period	861,172	1.80	945,429	2.20
Granted during the period	—	—	—	—
Exercised during the period	(18,309)	1.80	(57,181)	8.70
Forfeited during the period	(5,161)	1.80	(27,076)	1.80
Outstanding, end of period	837,702	1.80	861,172	1.80

The number of options which were exercisable at June 30, 2026 was 672,961 (December 31, 2025: 676,571) with an exercise price of £1.73 (December 31, 2025: £1.70).

6Other operating income/(expense)

The analysis of the Group’s other operating income/(expense) for the period is as follows:

	3 months ended June 30,		6 months ended June 30,
	2026	2025	2026	2025
	£ 000	£ 000	£ 000	£ 000
Government grants	1,616	1,197	3,930	2,652
R&D Expenditure Credit (“RDEC”)	5,053	—	9,381	(7,553)
Commercial settlements and other operating expenses	(3,777)	—	(3,777)	6
	2,892	1,197	9,534	(4,895)

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

6Other operating income/(expense) (continued)

Government grants

Government grants relate to amounts receivable from grant awarding bodies relating to the advancement of vertical take-off and landing electrically powered (“eVTOL”), and hybrid-electrically powered, technologies. These grants are made to fund research and development expenditure and are recognized in profit or loss in the period to which the expense they are intended to fund relates.

7Income tax (charge)/credit

The Company recognizes R&D tax relief relating to the RDEC scheme within Other operating income, and R&D tax relief under both the enhanced R&D intensive support (“ERIS”) scheme within Income tax credit, as shown below:

	3 months ended June 30,		6 months ended June 30,
	2026	2025	2026	2025
	£ 000	£ 000	£ 000	£ 000
Enhanced R&D intensive support	—	3,122	600	5,892
Tax charge on RDEC	(1,264)	—	(2,346)	—
Adjustments for R&D tax relief of prior periods	—	—	—	13,700
	(1,264)	3,122	(1,746)	19,592

For accounting periods beginning on or after April 1, 2024, HM Revenue & Customs administers a merged Research and Development Expenditure Credit (“RDEC”) scheme and the Enhanced R&D Intensive Support (“ERIS”) scheme, which replaced the previous SME scheme for qualifying small and medium-sized enterprises and the RDEC scheme for large companies and other ineligible entities.

At the time of preparing its financial statements for the year ended December 31, 2024, the Company was unable to determine, with certainty, if any relationships existed that would cause the Company to be defined as a large company and ineligible for SME relief. In the absence of such certainty, within those financial statements, the Company recognized tax relief based solely on the RDEC scheme.

Management subsequently determined that the transactions contemplated under the Investment Agreement on December 23, 2024, did not result in the presence of any linked or partner companies that would otherwise cause the Company to be defined as a large company and therefore the six months ended June 30, 2025, reflects the reversal of tax relief previously recognized under the RDEC scheme of £7,553 thousand, with £13,700 thousand subsequently claimed and received under the SME scheme (and reported within Income tax credit).

The tax relief for the six months ended June 30, 2026, has been recognized under the merged scheme, based on management’s current expectations that the Company’s R&D claim for the year ending December 31, 2026, will be prepared on this basis. This reflects forecasts and projections which indicate that the Company is likely to be classified as a large company as at December 31, 2026, primarily due to anticipated increases in headcount.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

8Finance (costs)/income

	3 months ended June 30,		6 months ended June 30,
	2026	2025	2026	2025
	£ 000	£ 000	£ 000	£ 000
Interest income on deposits	487	609	1,009	1,243
Foreign exchange gain	1,739	18,094	—	27,530
Other	—	4	—	—
Total finance income	2,226	18,707	1,009	28,773
Fair value losses on financial liabilities at fair value through profit and loss (note 13)	(4,607)	(296)	(4,717)	(324)
Foreign exchange loss	—	—	(6,010)	—
Interest expense on leases	(57)	(41)	(120)	(78)
Total finance costs	(4,664)	(337)	(10,847)	(402)
Fair value gains on financial liabilities at fair value through profit and loss (note 13)	6,724	—	112,989	258,719
Total related party finance income	6,724	—	112,989	258,719
In-kind interest on financial liabilities at fair value through profit and loss (note 13)	(3,699)	(2,805)	(6,956)	(5,782)
Fair value losses on financial liabilities at fair value through profit and loss (note 13)	—	(140,404)	—	—
Total related party finance costs	(3,699)	(143,209)	(6,956)	(5,782)
Net related party finance income/(costs)	3,025	(143,209)	106,033	252,937
Net finance income/(costs)	587	(124,839)	96,195	281,308

Gains and losses relating to financial liabilities at fair value through profit and loss disclosed within finance costs relate to the remeasurement of Series A Convertible Preferred Shares.

Gains and losses relating to financial liabilities at fair value through profit and loss disclosed within related party finance income and costs relates to the remeasurement of Convertible Senior Secured Notes.

9(Loss))/earnings per share

Basic earnings per share is calculated by dividing the profit or loss for the period attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the period, in accordance with IAS 33.

Diluted earnings per share is calculated by adjusting the profit or loss for the period and the weighted average number of ordinary shares outstanding during the period to assume the conversion of all dilutive potential ordinary shares. Where the Company reports a loss, potential ordinary shares are anti-dilutive and are therefore excluded from the calculation.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

9(Loss))/earnings per share (continued)

The calculation of (loss)/earnings per share is based on the following data:

	3 months ended June 30,		6 months ended June 30,
	2026	2025	2026	2025
	£ 000	£ 000	£ 000	£ 000
Net (loss)/earnings for the period for basic earnings per share	(42,125)	(144,763)	18,685	250,962
Adjustment for calculation of diluted earnings per share:
Fair value movements on financial liabilities at fair value through profit and loss	—	—	—	(258,719)
In-kind interest on financial liabilities at fair value through profit and loss	—	—	—	5,782
Net (loss)/earnings for the period for diluted earnings per share	(42,125)	(144,763)	18,685	(1,975)

	No. of shares	No. of shares	No. of shares	No. of shares
Weighted average issued shares for basic earnings per share	132,999,112	82,319,241	116,941,228	80,090,993
Adjustment for calculation of diluted earnings per share upon conversion of:
Financial liabilities at fair value through profit and loss	—	—	4,116,662	37,376,218
Employee share options	—	—	672,691	—
Weighted average issued shares for diluted earnings per share	132,999,112	82,319,241	121,730,851	117,467,211

	£	£	£	£
Basic (loss)/earnings per share	(0.32)	(1.76)	0.16	3.13
Diluted (loss)/earnings per share	(0.32)	(1.76)	0.15	(0.02)

Adjustments for fair value movements on financial liabilities at fair value through profit and loss relate solely to Series A Convertible Preferred Shares for the six months ended June 30, 2026, and relate solely to Convertible Senior Secured Notes for the six months ended June 30, 2025.

Potential ordinary shares have been treated as dilutive where their inclusion in the diluted earnings per share calculation decreases earnings per share.

10Share capital and reserves

	June 30,		December 31,
Allotted, called up and fully paid:	2026		2025
	No.	£	No.	£
Ordinary of $0.001 each	138,390,307	107,041	101,602,621	79,328
	138,390,307	107,041	101,602,621	79,328

Ordinary shares (other than shares held in treasury) have full voting rights and full dividend rights. Treasury shares totaling 140,000 are excluded as at June 30, 2026 (December 31, 2025: 140,000). The Company is authorized to issue 1,000,000,000 ordinary shares and 10,000,000 preferred shares of a par value of $0.001 each.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

10Share capital and reserves (continued)

During the period 36,787,686 ordinary shares were issued as shown below:

	Shares	Share capital	Proceeds	Premium
	issued	issued	received	arising
	No.	£	£ 000	£ 000
At the market programme	25,725,383	19,512	39,904	39,885
Conversion of Preferred Shares	10,192,489	7,544	—	20,628
ELOC commitment fee	334,448	254	—	739
2021 Incentive Plan	517,057	390	—	—
EMI Scheme	18,309	13	31	31
	36,787,686	27,713	39,935	61,283

During the period, Yorkville converted Preferred Shares with an aggregate stated value of $23,000 thousand into 10,192,489 ordinary shares, with $2,000 thousand of the initial tranche outstanding as at June 30, 2026.

The commencement of the standby equity purchase agreement (the “Equity Purchase Agreement”) with Yorkville, included a commitment fee deliverable in Ordinary Shares valued at $2,000 thousand recognised as a share-based payment charge of £1,628 thousand. During the period, 50% of the commitment fee was settled in Ordinary Shares with an average share price of $2.99. The share-based payment reserve includes £755 thousand reflecting the remaining commitment fee.

Nature and purpose of other reserves

	June 30,	December 31,
	2026	2025
	£ 000	£ 000
Share-based payment reserve	36,053	34,215
Foreign currency translation reserve	15,341	11,139
Warrant reserve	36,638	36,638
Merger reserve	54,841	54,841
	142,873	136,833

The share-based payments reserve is used to recognize the grant date fair value of options issued to employees but not exercised and equity-settled transactions with non-employees not yet settled.

The merger reserve is used to reflect any difference between the consideration and the book value of net assets acquired as part of a business combination.

The translation reserve arises as a result of the retranslation of overseas subsidiaries and the Company’s USD denominated balances in consolidated financial statements.

The warrant reserve is used to recognize the fair value of warrants issued in exchange for a fixed amount of cash or another financial asset for a fixed number of the Company’s ordinary shares (‘fixed-for-fixed condition’).

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

10Share capital and reserves (continued)

The following warrants (and options) recognized within equity are issued but not exercised:

	Warrants and options in issue				Warrant reserve
		Exercise	June 30,	December 31,	June 30,	December 31,
	Issue Date	price ($)	2026	2025	2026	2025
			No.	No.	£ 000	£ 000
Tranche A Warrants	January 24, 2025	6.00	7,450,000	7,450,000	8,951	8,951
Tranche B Warrants	January 24, 2025	7.50	7,500,000	7,500,000	14,212	14,212
SF Warrants	March 13, 2024	50.00	50,000,000	50,000,000	3,907	3,907
Virgin Atlantic Warrants	December 16, 2021	100.00	2,625,000	2,625,000	8,558	8,558
MWC Option	December 16, 2021	115.00	2,000,000	2,000,000	1,010	1,010
Outstanding, end of period			69,575,000	69,575,000	36,638	36,638

The above warrants expire five-years after issuance (except for the SF Warrants, which expire 10-years after issuance). Each such warrant entitles the registered holder to purchase 1/10 of one share of common stock, meaning that ten warrants must be exercised for a holder of warrants to receive one ordinary share of the Company. These warrants and options meet the fixed-for-fixed criterion and are therefore recognized within other reserves until the point of exercise. The amount classified to other reserves on initial recognition reclassified to share capital and share premium upon exercise.

11Trade and other receivables

	June 30,	December 31,
	2026	2025
	£ 000	£ 000
R&D tax relief receivable	26,624	16,644
Government grants and VAT receivable	5,823	4,124
Prepayments	11,114	8,356
Other receivables	326	323
Amounts due from related party	—	18
	43,887	29,465

Expected credit losses were not significant in 2026 or 2025. For more information on the Group’s exposure to credit and market risks, including impairments and allowances for credit losses, relating to trade and other receivables please refer to the Group’s annual financial statements for the year ended December 31, 2025.

12Trade and other payables

Amounts falling due within one year:

	June 30,	December 31,
	2026	2025
	£ 000	£ 000
Trade payables	9,741	9,573
Accrued expenses	23,986	22,094
Amounts due to related parties	—	139
Social security and other taxes	3,846	1,230
Outstanding defined contribution pension costs	481	423
	38,054	33,459

For more information on the Group’s exposure to market and liquidity risks, including maturity analysis, related to trade and other payables please refer to the Group’s annual financial statements for the year ended December 31, 2025.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

13Financial liabilities at fair value through profit and loss

The Group’s financial liabilities measured at fair value through profit or loss comprise the Convertible Senior Secured Notes, the Series A Convertible Preferred Shares and Warrants. Each instrument is initially recognised at fair value and subsequently remeasured at each reporting date, with changes in fair value recognised in profit or loss. For the Convertible Senior Secured Notes, contractual interest is presented separately from fair value movements. Movements in these financial liabilities during the period are set out below.

	Convertible Senior	Convertible
	Secured Notes	Preferred Shares	Warrants	Total
	£ 000	£ 000	£ 000	£ 000
As at December 31, 2025	188,526	—	287	188,813
New issuances	7,717	17,746	—	25,463
In-kind interest paid and accrued	6,956	—	—	6,956
Fair value movements	(112,989)	4,634	83	(108,272)
Conversions to ordinary shares	—	(20,636)	—	(20,636)
Exchange differences on translation	1,061	55	4	1,120
As at June 30, 2026	91,271	1,799	374	93,444

Warrants recorded as a liability consist of 15,264,935 Public Warrants and 4,000,000 Convertible Notes Warrants with an expiration date of December 16, 2026. Each such warrant entitles the registered holder to purchase 1/10 of one share of common stock, meaning that ten warrants must be exercised for a holder of warrants to receive one ordinary share of the Company at a price of $115.00 per share.

Convertible Senior Secured Notes

On December 15, 2021, Mudrick Capital purchased Convertible Senior Secured Notes of the Company with an aggregate principal amount of $200,000 thousand for an aggregate purchase price of $192,000 thousand (the “Purchase Price”). The Convertible Senior Secured Notes were initially convertible into up to 1,818,182 ordinary shares at an initial conversion rate of 9.09091 ordinary shares per $1,000 principal amount. The Convertible Senior Secured Notes bore interest at a rate of 9% per annum, as the Company elected to pay interest on a payment-in-kind basis, payable semi-annually in arrears. The Convertible Senior Secured Notes had an initial maturity date of the fifth anniversary of issuance and were redeemable at any time by the Company for cash.

On December 23, 2024, the Convertible Senior Secured Notes were amended to: (i) increase the interest rate applicable to the Convertible Senior Secured Notes to 10.00% for cash interest and 12.00% for payment-in-kind interest; (ii) extend the maturity date to December 15, 2028; and (iii) provide for a fixed conversion price of $2.75 per ordinary share for half of the principal amount of the Convertible Senior Secured Notes and $3.50 per ordinary share for the remaining half.

The noteholders subsequently delivered conversion notices in respect of approximately $130 million principal amount of the Convertible Senior Secured Notes, resulting in the issuance of 47,343,585 ordinary shares.

Following the partial conversion, the Company’s wholly owned subsidiary, Vertical Aerospace Group Limited (“VAGL”), became a guarantor of the Convertible Senior Secured Notes under the Indenture on a senior secured basis by granting fixed and floating charges over substantially all of its assets.

On April 20, 2026, the Company entered into the Third Supplemental Indenture, which further amended the terms of the Convertible Senior Secured Notes. The amendments included: (i) extending the maturity date to December 15, 2030; (ii) permitting the issuance of up to $250 million of Series A Convertible Preferred Shares; and (iii) establishing a facility under which the Company may require Mudrick Capital to purchase up to $50 million of Additional Convertible Senior Secured Notes in monthly drawdowns of up to $5 million, subject to the satisfaction of specified conditions. Management concluded that the amendments did not constitute a substantial modification and therefore an extinguishment of the existing Convertible Senior Secured Notes under IFRS 9.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

13Financial liabilities at fair value through profit and loss (continued)

During the period, the Company completed the first and second drawdowns under the Additional Note facility, issuing an aggregate principal amount of $10 million of Additional Convertible Senior Secured Notes. The Additional Notes carry substantially the same commercial terms as the amended Convertible Senior Secured Notes, including a fixed conversion price of $3.50 per ordinary share, a maturity date of December 15, 2030 and interest at 10.00% in cash or 12.00% on a payment-in-kind basis, at the Company’s election.

On May 27, 2026, the Company served notice for a third drawdown of $5 million under the Additional Note facility. As this drawdown had not completed as at June 30, 2026, no financial liability has been recognised in these condensed consolidated interim financial statements in respect of that tranche.

The Convertible Senior Secured Notes contain customary affirmative and negative covenants, including restrictions relating to indebtedness, liens, asset disposals, transactions with affiliates, restricted payments and minimum liquidity requirements, together with reporting and compliance obligations.

As at June 30, 2026, a total of 47,246,903 ordinary shares are potentially issuable upon conversion of the Convertible Senior Secured Notes outstanding as of such date, including the Additional Notes issued during the period. Cash and cash equivalents include £7,534 thousand held in accordance with the minimum liquidity covenant contained within the Convertible Senior Secured Notes.

Series A Convertible Preferred Shares

On April 20, 2026, the Company entered into a Securities Purchase Agreement with YA II PN, Ltd. (“Yorkville”), providing the Company with the right, but not the obligation, to issue up to $250 million of Series A Convertible Preferred Shares over a 24-month commitment period, in tranches of up to $25 million, subject to the satisfaction of specified conditions.

At the initial closing, the Company issued 25,000 Series A Convertible Preferred Shares with an aggregate stated value of $25,000 thousand for gross cash proceeds of $24,000 thousand. Each Series A Convertible Preferred Share has a stated value of $1,000 and was issued at a purchase price of $960.

The Series A Convertible Preferred Shares are convertible into ordinary shares at the holder’s option at a conversion price equal to the lower of: (i) the fixed conversion price (being $3.588 for the initial tranche and, for subsequent tranches, 120% of the closing sale price of the Company’s ordinary shares on the trading day immediately preceding the applicable issuance date); and (ii) 96% of the lowest daily volume weighted average price (“VWAP”) of the Company’s ordinary shares during the five consecutive trading days immediately preceding the conversion date, subject to a floor price of $0.598 per ordinary share.

During the period, Yorkville converted Series A Convertible Preferred Shares with an aggregate stated value of $23,000 thousand into 10,192,489 ordinary shares, leaving $2,000 thousand of the initial tranche outstanding as at June 30, 2026.

The Series A Convertible Preferred Shares rank senior to the Company’s ordinary shares with respect to dividends and distributions upon liquidation. Following the occurrence and continuation of specified Triggering Events, the Series A Convertible Preferred Shares accrue payment-in-kind dividends at a rate of 18% per annum, payable in additional Series A Convertible Preferred Shares.

The Company may issue additional Series A Convertible Preferred Shares at least 60 days after the immediately preceding closing, subject to specified conditions, including minimum trading volume and share price thresholds, an effective resale registration statement, the consent of Mudrick Capital where required, and the absence of a material adverse effect. In addition, following each issuance of Series A Convertible Preferred Shares, the Company is subject to restrictions on the use of its at-the-market (“ATM”) programme and the Yorkville equity line of credit (“ELOC”) for a period of 90 trading days, unless earlier use is agreed by Yorkville.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

13Financial liabilities at fair value through profit and loss (continued)

On or after the date that is 181 days following the applicable issuance date, the Company may redeem outstanding Series A Convertible Preferred Shares at 105% of the Conversion Amount, subject to the conditions set out in the Certificate of Designations. Holders may also require redemption at 105% of the Conversion Amount following specified Triggering Events or Fundamental Transactions.

As at June 30, 2026, the Company had $225 million of undrawn commitment remaining under the Convertible Preferred Equity facility. Access to future drawdowns remains subject to the contractual conditions described above and accordingly no asset has been recognised in respect of the remaining undrawn commitment.

14Financial instruments

To provide an indication about the reliability of the inputs used in determining fair value, the Company classifies its financial instruments into the three levels prescribed under the accounting standards.

Financial liabilities at fair value through profit and loss:

	Carrying Value		Fair Value
	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
	£ 000	£ 000	£ 000	£ 000
Convertible Senior Secured Notes	91,271	188,526	91,271	188,526
Convertible Preferred Shares	1,799	—	1,799	—
Warrant liabilities	374	287	374	287
	93,444	188,813	93,444	188,813

The fair value of the Convertible Senior Secured Notes and Series A Convertible Preferred Shares have been estimated using option pricing techniques, in accordance with the definition of fair value under IFRS 13, which represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Warrants are quoted on the OTC Bulletin Board (an interdealer automated quotation system for equity securities that is not a national securities exchange) and are therefore categorized in level 2 of the fair value hierarchy. Financial liabilities at fair value through profit and loss are categorized in level 3 of the fair value hierarchy.

Convertible Senior Secured Notes

The Convertible Senior Secured Notes, having a maturity date as at June 30, 2026, of December 15, 2030, have a conversion rate of 285.714 Ordinary Shares per $1,000 principal amount of Convertible Senior Secured Notes, and a payment-in-kind interest rate of 12.0% (compounding semi-annually) or a cash interest rate of 10.0% (paid semi-annually). The outstanding principal as at June 30, 2026 was $165,364 thousand (December 31, 2025: $146,286 thousand).

Option pricing has been utilized to calculate the probability that these options will be in the money at expiration and assign a dollar value to it. The underlying share price of the Company, exercise price, volatility, interest rate, and time to expiration have been used as inputs into the model to derive the option’s theoretical fair value.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

14Financial instruments (continued)

As of June 30, 2026, an estimated fair value of £91,271 thousand (December 31, 2025: £188,526 thousand) was calculated for the Convertible Senior Secured Notes, based on the following valuation inputs:

	June 30, 2026	December 31, 2025
Share price ($)	1.74	5.33
Conversion price ($)	3.50	3.50
Interest rate (%)	12.00	12.00
Credit spread (%)	53.24	46.57
Risk free rate (%)	4.20	3.50
Expected life (years)	4.50	3.00
Dividend yield (%)	—	—
Volatility (%)	85.00	85.00

Company specific inputs include the expected probability and timing of future equity financing, in addition to the probability and timing of a future fundamental change. An increase in the risk - free rate or credit spread applied would result in a reduction in the fair value being attributed to the instrument. Had the share price traded higher, or higher volatility been assumed then this would have resulted in a higher fair value being attributed to the instrument. Credit spread is initially selected such that the fair value of the Convertible Senior Secured Notes reconciles to the total purchase price of $192 million based upon the arms’ length transaction closing as of December 15, 2021, subsequently adjusted for company-specific credit risk. For more information about the Convertible Senior Secured Notes, please refer to the Group’s annual financial statements for the year ended December 31, 2025.

Series A Convertible Preferred Shares

The Series A Convertible Preferred Shares are convertible into ordinary shares at the holder’s option at a conversion price equal to the lower of: (i) the fixed conversion price (being $3.588 for the initial tranche and, for subsequent tranches, 120% of the closing sale price of the Company’s ordinary shares on the trading day immediately preceding the applicable issuance date); and (ii) 96% of the lowest daily volume weighted average price (“VWAP”) of the Company’s ordinary shares during the five consecutive trading days immediately preceding the conversion date, subject to a floor price of $0.598 per ordinary share. The outstanding aggregate stated value of the Series A Convertible Preferred Shares as at June 30, 2026 was $2,000 thousand.

Option pricing has been utilized to calculate the fair value of the Series A Convertible Preferred Shares. The underlying share price of the Company, volatility, and time to expiration have been used as inputs into the model to derive the option’s theoretical fair value.

As of June 30, 2026, an estimated fair value of £1,799 thousand was calculated for the Series A Convertible Preferred Shares, based on the following valuation inputs:

June 30, 2026
Share price ($)	1.74
Credit spread (%)	53.24
Risk free rate (%)	4.20
Expected life (years)	0.08
Dividend yield (%)	—
Volatility (%)	85.00

An increase in the risk-free rate or credit spread applied would result in a reduction in the fair value being attributed to the instrument. Had the share price traded higher, or higher volatility been assumed then this would have resulted in a higher fair value being attributed to the instrument.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

15Financial risk management and impairment of financial assets

The Group’s activities expose it to a variety of financial risks including market risk, credit risk, foreign exchange risk and liquidity risk.

Credit risk

Credit risk is the risk of financial loss to the Group if a counterparty fails to meet its contractual obligations. The Group’s principal credit risk arises from cash and cash equivalents held with financial institutions, restricted cash and trade and other receivables. The Group manages this risk by holding cash with financial institutions with high credit ratings and by monitoring the creditworthiness of counterparties.

Included within restricted cash is £1,224 thousand (December 31, 2025: £1,224 thousand) relating to rent guarantees. The carrying amount of the Group’s financial assets represents its maximum exposure to credit risk.

At June 30, 2026, the Group’s maximum exposure was £326 thousand (December 31, 2025: £323 thousand), comprising trade and other receivables and other financial assets, excluding R&D tax credit receivables and cash and cash equivalents.

The Group applies the expected credit loss model under IFRS 9 to trade receivables. Given the limited number of counterparties and the absence of historical credit losses, the expected credit loss allowance was assessed as £nil at June 30, 2026 (December 31, 2025: £nil).

Market risk

Market risk is the risk that changes in market prices, including foreign exchange rates, interest rates and equity prices, will affect the Group’s financial position or results of operations. The Group’s principal market risks are foreign exchange risk arising from its USD-denominated monetary assets and liabilities and equity price risk arising from financial liabilities measured at fair value through profit or loss, including the Convertible Senior Secured Notes and Series A Convertible Preferred Shares. The Group does not currently use currency forwards, options, swaps or other derivative instruments to hedge these market risks.

Foreign exchange risk

The Group is exposed to foreign exchange risk arising from transactions and monetary balances denominated in currencies other than the functional currency of the relevant Group entity. The Group principally holds cash in USD and GBP. The majority of the Group’s operating costs are denominated in GBP, although the Group also has supply contracts denominated in USD and EUR. Management seeks to maintain sufficient cash balances in each currency to meet expected operating expenditure. A 2-percentage point increase in GBP:USD exchange rate would increase profit for the six months ended June 30, 2026, by £8,465 thousand and decrease other comprehensive income for the six months ended June 30, 2026, by £6,950 thousand. A corresponding 2-percentage point decrease in the GBP:USD exchange rate would have an equal and opposite effect. The Group is also exposed to foreign exchange risk from its USD-denominated financing liabilities, including the Convertible Senior Secured Notes and Series A Convertible Preferred Shares. While these exposures are partially offset by USD-denominated cash balances of $30,928 thousand at June 30, 2026, the net exposure is expected to fluctuate as operating expenditure is incurred, financing facilities are drawn and future funding is secured. Consequently, foreign exchange movements may have a material impact on profit or loss in future reporting periods.

Liquidity risk

Liquidity risk is the risk that the Group will be unable to meet its financial obligations as they fall due. Management manages liquidity risk through the preparation of short and long-term cash flow forecasts, which are supplemented by sensitivity analysis to assess funding adequacy over at least a 12-month period. In addition to cash resources, the Group manages liquidity through access to its available financing facilities, including its at-the-market equity programme, Convertible Senior Secured Note facility, Convertible Preferred Equity facility and Yorkville ELOC, each of which remains subject to applicable contractual terms and draw conditions. Management continuously monitors forecast liquidity to ensure the Group has sufficient funding to meet its expected obligations as they fall due.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

15Financial risk management and impairment of financial assets (continued)

Maturity analysis

		Between 2 and 5	After more than
June 30, 2026	Within 1 year	years	5 years	Total
	£ 000	£ 000	£ 000	£ 000
Trade and other payables	34,963	—	—	34,963
Lease liabilities	1,056	2,187	241	3,484
Convertible senior secured notes	—	124,587	—	124,587
	36,019	126,774	241	163,034

December 31, 2025
Trade and other payables	33,459	—	—	33,459
Lease liabilities	1,121	2,364	326	3,811
Convertible senior secured notes	—	108,755	—	108,755
	34,580	111,119	326	146,025

The Convertible Preferred Shares have no contractual cash maturity in the ordinary course of business and are therefore included as nil in the contractual maturity analysis. Cash redemption would arise only upon the occurrence of specified contractual events, none of which had occurred at the reporting date.

Capital management

The Group’s objective when managing capital is to ensure that it continues as a going concern while maintaining sufficient financial flexibility to support the development and certification of its aircraft and technologies. Given the ongoing development of its aircraft and technologies and with no revenue currently being generated, the Group has historically relied on external financing to fund its operations.

During the period, the Group raised capital through its existing financing facilities, including its at-the-market (“ATM”) equity offering programme, Convertible Senior Secured Note facility and Series A Convertible Preferred Equity facility. In addition, the Group continues to have access to its ATM programme, together with further committed funding through the Convertible Senior Secured Note facility, the Series A Convertible Preferred Share facility and the Yorkville ELOC, each of which remains subject to contractual terms, market conditions and, where applicable, other draw conditions.

Management continues to evaluate the most appropriate source of funding based on liquidity requirements, market conditions, expected dilution and overall cost of capital. Cash flow forecasting is performed on a regular basis, including rolling forecasts of the Group’s liquidity requirements, to ensure that sufficient funding is available to meet operational needs and support the Group’s strategic objectives.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

16Related party transactions

Key management personnel compensation

Key management personnel are the members of the Board and executive officers.

	June 30,	June 30,
	2026	2025
	£ 000	£ 000
Salaries and other short term employee benefits	849	712
Payments to defined contribution pension schemes	16	10
Share-based payment (credit)/charge	(575)	2,266
	290	2,988

Share-based payments reflect the reversal of previously recognised share-based payment expenses following the forfeiture of certain option awards. It does not represent a cash payment to, or recovery from, key management personnel. Aggregate gains made on the exercise of share options for the Directors during the period totalled £nil (June 30, 2025: £nil).

Summary of transactions with other related parties

On May 12, 2026, Dómhnal Slattery resigned as Chair and member of the Board and, with effect from the same date, the Board appointed Ben Story to serve as its interim Chair pending the appointment of a permanent Chair.

Stuart Simpson’s engagement with the Company includes an anti-dilution provision pursuant to which, subject to his continued service, should his award represent less than 2.0% of the Company’s issued and outstanding ordinary shares (excluding Earn Out Shares), the Company will grant further nil-cost options such that his holding (excluding any sold, transferred or otherwise disposed shares) remains at 2.0% of the Company’s then issued and outstanding ordinary shares. Dómhnal Slattery’s service agreement included a similar anti-dilution provision under which his holding was maintained at 1.4% of the Company’s issued and outstanding ordinary shares while he remained in service. This arrangement ceased upon his resignation from the Board.

During the six-month period ended June 30, 2026, a total of 772,059 share options were awarded to Stuart Simpson (six-months period ended June 30, 2025: 694,445), vesting on a quarterly basis until September 30, 2027, and 490,258 share options were awarded to Dómhnal Slattery (six-months period ended June 30, 2025: 953,950). Upon Dómhnal Slattery’s resignation, 1,361,922 unvested share options were forfeited in accordance with the terms of the award, while vested awards remained exercisable in accordance with their contractual terms.

During the six-month period ended June 30, 2026, a total of 83,159 share options and restricted stock units were awarded to other independent members of the Board of Directors (six-months period ended June 30, 2025: 36,808).

During the six-month period ended June 30, 2026, Clahane Capital SEZC Ltd., a Company wholly owned by Dómhnal Slattery provided and charged the Group with services £17 thousand (six-months period ended June 30, 2025: £nil) for this service, of which £4 thousand was outstanding as at June 30, 2026 (June 30, 2025: nil). Clahane Capital SEZC Ltd. ceased to be a related party upon Dómhnal Slattery’s resignation from the Board.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

16Related party transactions (continued)

Summary of relationship with Mudrick Capital

During the six-month period ended June 30, 2026, the Company recognized fair value gains totaling £112,989 thousand (six-months period ended June 30, 2025: £258,719 thousand) and interest charges of £6,956 thousand (six-months period ended June 30, 2025: £5,782) in relation to Convertible Senior Secured Notes.

In December 2024, the Company granted Mudrick Capital certain rights to participate in the Company’s future equity offerings so long as Mudrick Capital beneficially owns greater than 20% of the Company’s issued and outstanding ordinary shares.

On April 20, 2026, the Company entered into the Third Supplemental Indenture, extending the maturity date of the Convertible Senior Secured Notes to December 15, 2030, and entered into a Convertible Note Purchase Agreement with Mudrick Capital providing access to up to $50 million of additional Convertible Senior Secured Notes over a one-year period, subject to the terms and conditions of the agreement.

During the period, the Company drew two tranches of $5 million under the facility, on May 20, 2026, and June 26, 2026. In addition, on May 27, 2026 the Company submitted a further draw notice for an additional $5 million tranche, with a scheduled draw date of July 27, 2026, for which no liability has been recognised as at June 30, 2026.

Summary of relationship with Stephen Fitzpatrick

The Company ceased to deem Stephen Fitzpatrick a related party of the Group during the period. Transactions with entities controlled by Stephen Fitzpatrick up to the date the Company ceased to deem him a related party are disclosed below.

During the six-month period ended June 30, 2026, Imagination Industries Investments Ltd, a Company controlled by Stephen Fitzpatrick provided and charged the Group with services totaling £114 thousand (six-months period ended June 30, 2025: £151 thousand), of which £57 thousand remained outstanding as at June 30, 2026 (June 30, 2025:£37 thousand).

17Contingent liabilities

On February 23, 2026, the Company was named as defendants in a complaint filed by Archer Aviation Inc. in the U.S. District Court for the Eastern District of Texas, alleging infringement of Archer Aviation Inc.’s design and utility patents under the U.S. Patent Act (the “Complaint”). The Company believes that the asserted claims in the Complaint are without merit, has disclaimed the liability and is defending the action. The Company has filed a motion to dismiss the Complaint. At this preliminary stage of the proceedings, the outcome, timing and any potential financial effect cannot be reliably estimated. Accordingly, in accordance with IAS 37, the Group has not recognised a provision in relation to this claim.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

18Non adjusting events after the reporting period

On August 5, 2026, the Company entered into an agreement in principle with Mudrick Capital and Yorkville pursuant to a non-binding term sheet involving, among other things: (i) amendments to the Convertible Note Purchase Agreement to accelerate the issuance of the remaining $35 million of Additional Notes thereunder on or before August 12, 2026; (ii) an amendment to the Indenture to provide for a change in the conversion price for all convertible notes issued thereunder from $3.50 to $1.30; (iii) the issuance of $25 million Series A convertible preferred shares under the Preferred Securities Purchase Agreement; (iv) the implementation of amendments to the Fifth Amended and Restated Memorandum and Articles of Association to clarify and supplement certain Mudrick Capital director nomination rights, removal rights, consent rights and other matters included therein (the “Articles Amendments”), subject to approval by the Company’s shareholders and the Company’s obligations with respect to obtaining such shareholder approval; (v) the implementation of a shareholder agreement with Mudrick Capital, providing for similar clarifications and rights to be granted to Mudrick Capital that are anticipated in the Articles Amendments during the period prior to their approval by the Company’s shareholders; and (vi) the restructuring of certain existing employee options to re-price such options at a strike price of $1.30 per ordinary share, the accounting treatment of which remains under evaluation, and the establishment of a new management option pool of 2,767,806 ordinary shares, subject in each case to shareholder approval.

On August 10, 2026, the Company announced an underwritten registered direct offering of 33,333,334 of the Company’s units, with each unit consisting of one ordinary share of the Company and one Tranche C warrant of the Company to purchase one ordinary share, at a price of $1.05 per unit (the “August 2026 Offering”) to a limited number of investors. In connection with the August 2026 Offering, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Jefferies LLC, as underwriter of the August 2026 Offering. The August 2026 Offering closed on August 11, 2026.

On August 10, 2026, the Company issued 25,000 Series A Convertible Preferred Shares (the “Series A Convertible Preferred Shares”) to YA II PN, Ltd. (“Yorkville”) at a purchase price of $960.00 per Series A Convertible Preferred Share, for an aggregate purchase price of $24 million pursuant to the terms of the Securities Purchase Agreement.

On August 12, 2026, the Company entered into agreements with Mudrick Capital involving, among other things, amendments to the Convertible Note Purchase Agreement (as defined herein) to accelerate the issuance of the remaining $35 million of Additional Notes thereunder (the “Accelerated Mudrick Facility Draw”). Settlement of the Accelerated Mudrick Facility Draw is expected to occur on or about August 13, 2026.